EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter
September 30, 2010

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2010	2009	2010	2009

Revenues	$530,418	$451,080	$1,434,181	$1,237,433

Cost of revenues	332,008	275,469	890,130	762,397
Selling, general and administrative expenses	153,403	135,391	435,818	390,460
Depreciation	7,132	7,128	20,721	19,492
Amortization of intangible assets	4,510	4,949	14,519	16,202
Goodwill impairment charge (note 5)	-	-	-	29,583
Acquisition-related items (note 6)	1,131	-	(3,080)	-
Operating earnings	32,234	28,143	76,073	19,299

Interest expense, net	4,541	2,928	13,196	8,622
Other expense (income), net (note 7)	836	(3,499)	3,748	(4,553)
Earnings before income tax	26,857	28,714	59,129	15,230
Income tax (note 8)	12,491	12,036	23,452	31,220
Net earnings (loss) from continuing operations	14,366	16,678	35,677	(15,990)

Net loss from discontinued operations, net of income tax	-	(19)	-	(3,248)
Net earnings (loss)	14,366	16,659	35,677	(19,238)

Non-controlling interest share of earnings	3,828	2,401	12,100	1,003
Non-controlling interest redemption increment (note 11)	2,643	6,940	8,863	17,787
Net earnings (loss) attributable to Company (note 12)	7,895	7,318	14,714	(38,028)
Preferred share dividends	2,525	2,525	7,576	7,576

Net earnings (loss) attributable to common shareholders	$5,370	$4,793	$7,138	$(45,604)

Net earnings (loss) per common share (note 13)
Basic
Continuing operations	$0.18	$0.16	$0.24	$(1.45)
Discontinued operations	-	-	-	(0.10)
	$0.18	$0.16	$0.24	$(1.55)

Diluted
Continuing operations	$0.18	$0.16	$0.24	$(1.45)
Discontinued operations	-	-	-	(0.10)
	$0.18	$0.16	$0.24	$(1.55)
The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2010	December 31, 2009
Assets
Current Assets
Cash and cash equivalents	$94,893	$99,778
Restricted cash	4,426	5,039
Accounts receivable, net of allowance of $18,363 (December 31, 2009 - $18,307)	253,285	214,285
Income tax recoverable	16,411	14,453
Inventories	10,008	9,458
Prepaid expenses and other current assets	20,873	23,480
Deferred income tax	18,927	15,800
	418,823	382,293

Other receivables	5,612	6,269
Other assets	20,627	28,058
Fixed assets	80,523	75,939
Deferred income tax	17,290	12,152
Intangible assets	176,522	164,592
Goodwill	356,907	340,227
	657,481	627,237
	$1,076,304	$1,009,530

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$69,885	$61,788
Accrued liabilities	231,328	207,880
Income taxes payable	7,479	7,665
Unearned revenues	21,032	21,343
Long-term debt - current (note 9)	40,464	22,347
Deferred income tax	1,586	-
	371,774	321,023

Long-term debt - non-current (note 9)	191,952	213,647
Convertible debentures (note 9)	77,000	77,000
Other liabilities	32,770	27,606
Deferred income tax	40,622	40,052
	342,344	358,305
Non-controlling interests (note 11)	168,898	164,168

Shareholders' equity
Preferred shares (note 15)	144,307	144,307
Common shares	104,646	90,994
Contributed surplus	26,940	26,028
Deficit	(106,878)	(114,016)
Accumulated other comprehensive earnings	24,273	18,721
	193,288	166,034
	$1,076,304	$1,009,530

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2008	5,772,274	$144,307	29,333,484	$86,913	$25,899	$(59,061)	$1,083	$199,141
Comprehensive loss
Net loss	-	-	-	-	-	(19,238)	-	(19,238)
Foreign currency
translation adjustments	-	-	-	-	-	-	13,573	13,573
Less: amount attributable
to NCI	-	-	-	-	-	-	(877)	(877)
Comprehensive loss								(6,542)
NCI share of earnings	-	-	-	-	-	(1,003)	-	(1,003)
NCI redemption increment	-	-	-	-	-	(17,787)	-	(17,787)
Subsidiaries’ equity
transactions	-	-	-	-	(97)	-	-	(97)

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,424	-	-	1,424
Stock options exercised	-	-	105,755	1,303	(401)	-	-	902
Issued for purchase of NCI	-	-	44,671	436	-	-	-	436
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	(7,576)	-	(7,576)
Balance, September 30, 2009	5,772,274	$144,307	29,483,910	$88,652	$26,825	$(104,665)	$13,779	$168,898

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2009	5,772,274	$144,307	29,624,910	$90,994	$26,028	$(114,016)	$18,721	$166,034
Comprehensive earnings:
Net earnings	-	-	-	-	-	35,677	-	35,677
Foreign currency
translation adjustments	-	-	-	-	-	-	6,021	6,021
Less: amount attributable
to NCI	-	-	-	-	-	-	(469)	(469)
Comprehensive earnings								41,229
NCI share of earnings	-	-	-	-	-	(12,100)	-	(12,100)
NCI redemption increment	-	-	-	-	-	(8,863)	-	(8,863)
Subsidiaries’ equity
transactions	-	-	-	-	255	-	-	255

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,994	-	-	1,994
Stock options exercised	-	-	246,250	4,577	(1,371)	-	-	3,206
Tax benefit on options
exercised	-	-	-	-	34	-	-	34
Issued for purchase of NCI	-	-	381,414	9,075	-	-	-	9,075
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	(7,576)	-	(7,576)
Balance, September 30, 2010	5,772,274	$144,307	30,252,574	$104,646	$26,940	$(106,878)	$24,273	$193,288

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net earnings (loss)	$14,366	$16,659	$35,677	$(19,238)
Net loss from discontinued operations	-	19	-	3,248

Items not affecting cash:
Depreciation and amortization	11,642	12,077	35,240	35,694
Goodwill impairment charge	-	-	-	29,583
Deferred income tax	(3,776)	(1,547)	(7,002)	879
Other	3,195	721	(1,298)	1,837

Changes in non-cash working capital:
Accounts receivable	(16,824)	(16,451)	(32,423)	(36,210)
Inventories	755	336	(550)	359
Prepaid expenses and other current assets	(1,059)	2,114	3,100	3,410
Payables and accruals	45,404	19,829	26,367	493
Unearned revenues	(9,356)	(1,571)	(347)	2,842
Other liabilities	(36)	648	1,663	2,534
Discontinued operations	-	6,573	-	621
Net cash provided by operating activities	44,311	39,407	60,427	26,052

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(9,132)	(51)	(13,595)	(5,225)
Purchases of fixed assets	(8,037)	(7,233)	(23,157)	(18,548)
Other investing activities	(771)	11,456	3,505	8,442
Discontinued operations	-	307	-	(167)
Net cash (used in) provided by investing activities	(17,940)	4,479	(33,247)	(15,498)

Financing activities
Increase in long-term debt	2,846	-	48,037	89,107
Repayment of long-term debt	(19,828)	(32,035)	(54,614)	(73,321)
Purchases of non-controlling interests	(2,405)	(8,993)	(19,593)	(29,098)
Proceeds received on exercise of options	223	560	3,206	902
Incremental tax benefit on stock options exercised	-	-	60	-
Dividends paid to preferred shareholders	(2,525)	(2,525)	(7,576)	(7,576)
Distributions paid to non-controlling interests	(1,755)	(4,460)	(5,806)	(10,346)
Net cash used in financing activities	(23,444)	(47,453)	(36,286)	(30,332)

Effect of exchange rate changes on cash	1,737	1,757	4,221	3,149

Increase (decrease) in cash and cash equivalents	4,664	(1,810)	(4,885)	(16,629)

Cash and cash equivalents, beginning of period	90,229	65,230	99,778	79,642
Amounts held by discontinued operations, beginning of period	-	-	-	407
	90,229	65,230	99,778	80,049

Cash and cash equivalents, end of period	94,893	63,274	94,893	63,274
Amounts held by discontinued operations, end of period	-	146	-	146
	$94,893	$63,420	$94,893	$63,420

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential Management, American Pool Enterprises and various regional brands within Residential Property Management; and Field Asset Services and several franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2010 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2010.  All such adjustments are of a normal recurring nature.  Certain prior period amounts have been reclassified to conform with the current period presentation.  The results of operations for the three and nine month periods ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – On January 1, 2010, the Company adopted new accounting standards for variable interest entities. The new guidance amends the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

4.           ACQUISITIONS – During the nine months ended September 30, 2010, the Company completed five individually insignificant acquisitions.  Three of the acquirees are Residential Property Management firms operating in Calgary, New York City and Reno, Nevada.  The other two acquisitions are CRE service firms operating in the US Midwest.  The acquisitions expand the Company’s geographic presence to new markets.  The acquisition date fair value of consideration transferred was as follows: cash of $9,466, note payable of $1,704 (of which $1,391 was settled in the quarter ended September 30, 2010) and contingent consideration of $8,615 (2009 - cash of $903 and a note payable of $427).  The consideration was allocated as follows: intangible assets $25,757; net tangible assets and liabilities $(2,677); non-controlling interests $(17,144); and goodwill $13,849 (2009 - intangible assets $1,086; net tangible assets and liabilities $(619); non-controlling interests $(318); and goodwill $1,181).

Goodwill recognized on the acquisitions is attributable to expected operating synergies with existing operations, assembled workforces and enhanced geographic scope of operations.  Goodwill was allocated to operating segments as follows: CRE $9,575 and Residential Property Management $4,274 (2009 - nil and $1,181, respectively).  Of the goodwill recognized during the nine months ended September 30, 2010, $11,474 is expected to be deductible for income tax purposes (2009 - nil).

Non-controlling interests were initially measured at fair value using a discounted cash flows approach; significant model inputs were expected future operating cash flows and discount rates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

For acquisitions made after December 31, 2008, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at September 30, 2010 was $10,682 (see note 10).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $14,000 to $25,300.  During the nine months ended September 30, 2010, no amounts were paid with reference to such contingent consideration (2009 - nil).

The contingent consideration on acquisitions completed before January 1, 2009 is recorded when the contingencies are resolved and the consideration is paid or becomes payable, at which time the Company records the fair value of the consideration paid or payable as additional costs of the acquired businesses.  The total contingent consideration recognized for the nine month period ended September 30, 2010 was $306 (2009 - $8,213).  Contingent consideration paid during the nine month period ended September 30, 2010 was $2,738 (2009 - $4,322) and the amount payable as at September 30, 2010 was nil (December 31, 2009 - $2,432).  As at September 30, 2010, there was contingent consideration outstanding of up to a maximum of $20,371 (December 31, 2009 - $23,400) in respect of pre-January 1, 2009 acquisitions.  The contingencies will expire during the period extending to December 2013.

5.           GOODWILL IMPAIRMENT CHARGE – A test for goodwill impairment is required to be completed annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company was required to perform goodwill impairment tests during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions negatively impacting the performance of the Company’s CRE operations.  The Company determined that there was impairment in the North American and Central Europe & Latin American reporting units within the CRE segment driven by adverse economic conditions and sharply reduced brokerage activity.  The fair values of the reporting units were determined using discounted cash flow models.  The amount of the impairment loss related to the two reporting units was $29,583 (net of income taxes of nil).

6.           ACQUISITION-RELATED ITEMS - Acquisition-related expense (income) is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Settlement of acquisition-related liability	$4	$-	$(4,507)	$-
Contingent consideration compensation expense	961	-	961	-
Contingent consideration fair value adjustments	108	-	144	-
Transaction costs	58	-	322	-
	$1,131	$-	$(3,080)	$-

The settlement of the acquisition-related liability was related to a potential sales tax liability of an acquired entity which became statute barred during the current period.

7.           OTHER EXPENSE (INCOME) - Other expense (income) is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Loss (earnings) from equity method investments	$910	$(46)	$3,800	$(206)
Gain on sale of available-for-sale securities	-	(3,545)	-	(4,488)
Other	(74)	92	(52)	141
	$836	$(3,499)	$3,748	$(4,553)

8.           INCOME TAX – The provision for income tax for the nine months ended September 30, 2010 reflected an effective tax rate of 40% relative to the combined statutory rate of approximately 32%.  A valuation allowance recorded against deferred tax assets on net operating loss carry-forwards in the CRE segment related to the current period was offset in part by: (i) the resolution of uncertain tax positions initially recognized on the acquisition of a business and (ii) the settlement of a liability initially recognized on the acquisition of a business in the amount of $4,507, which was not taxable, resulting in an increase to the effective tax rate.

During the three and nine months ended September 30, 2010, the Company recognized a valuation allowance against deferred income tax assets in the amount of $6,792 and $13,262, respectively (2009 - $3,563 and $18,521, respectively).  The total valuation allowance as of September 30, 2010 was $47,456 (December 31, 2009 - $34,194).

9.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” option with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company was party to two interest rate swap agreements in respect of its 5.44% Senior Notes floating rate debt.  In May 2010, the Company settled both interest rate swap agreements for a cash gain in the amount of $669.  This gain is amortized over the remaining life of the underlying debt which has a final maturity of April 1, 2015.

The Company has issued and outstanding $77,000 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time on or after December 31, 2012.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

10.         FAIR VALUE MEASUREMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$5,612	$5,612	$6,269	$6,269
Investment in Colliers International UK plc	10,760	10,659	14,883	14,200
Long-term debt	232,416	252,782	235,994	255,468
Convertible debentures	77,000	83,738	77,000	77,000

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  The framework defines fair value, gives guidance for measurement and disclosure, and establishes the following three-level hierarchy for observable and unobservable inputs used to measure fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

The inputs to the measurement of the fair value of contingent consideration related to acquisitions made after December 31, 2008 are Level 3 inputs.  The fair value measurements were made using a discounted cash flows approach; significant model inputs were expected future operating cash flows and discount rates.  Changes in the fair value of the contingent consideration liability are comprised of the following:

Contingent acquisition
consideration liability

Balance, December 31, 2009	$962
Amounts recognized on acquisitions	8,615
Compensation expense	961
Fair value adjustments	144
Settled for cash	-
Balance, September 30, 2010	$10,682

11.         NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

	2010	2009

Balance, January 1	$164,168	$196,765
NCI share of earnings	12,100	1,003
NCI share of other comprehensive earnings	469	877
NCI redemption increment	8,863	17,787
Distributions paid to NCI	(5,806)	(10,346)
Purchases of interests from NCI, net	(28,040)	(44,088)
NCI recognized on business acquisitions	17,144	318
Balance, September 30	$168,898	$162,316

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of September 30, 2010 was $149,180.  If all put or call options were settled with Subordinate Voting Shares as at September 30, 2010, approximately 6,500,000 such shares would be issued.

12.         NET EARNINGS (LOSS) ATTRIBUTABLE TO COMPANY – The following table sets out the net earnings (loss) attributable to the Company’s common shareholders:

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Amounts attributable to the Company:
Net earnings (loss) from continuing operations	$7,895	$7,337	$14,714	$(35,055)
Discontinued operations	-	(19)	-	(2,973)
Net earnings (loss)	7,895	7,318	14,714	(38,028)
Preferred shares share dividends	2,525	2,525	7,576	7,576
Net earnings loss attributable to common shares	$5,370	$4,793	$7,138	$(45,604)

13.         NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2010	2009	2010	2009

Basic shares	30,245	29,442	30,018	29,401
Assumed exercise of Company stock options	249	106	247	32
Diluted shares	30,494	29,548	30,265	29,433

14.         STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at September 30, 2010, there were 825,750 options available for future grants (December 31, 2009 - 533,000).

Grants under the Company’s stock option plan are equity-classified awards.  There were 520,000 stock options granted during the nine months ended September 30, 2010 (2009 - 316,000).  Stock option activity for the nine months ended September 30, 2010 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,655,000	$18.22
Granted	520,000	19.15
Exercised	(246,250)	13.74
Forfeited	(12,750)	16.23
Shares issuable under options -
End of period	1,916,000	$19.06	2.72	$11,094
Options exercisable - End of period	882,050	$20.45	1.75	$4,213

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2010 was $1,994 (2009 - $1,424).  As of September 30, 2010, there was $3,166 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years.  During the nine month period ended September 30, 2010, the fair value of options vested was $2,421 (2009 - $2,131).

Subsidiary stock option plan
The Company has stock option plans at one of its subsidiaries.  The impact of potential dilution from these plans, if any, is reflected in the Company’s diluted earnings per common share.

15.         PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period June 30, 2010 up to but excluding September 30, 2010, was paid on September 30, 2010.  Each Preferred Share has a stated amount of $25.00.  As at September 30, 2010, the Company may redeem each Preferred Share for $25.25 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.25.  The redemption or conversion price is scheduled to decline such that the price will be fixed at $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

16.         CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

17.         SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Three months ended September 30

2010
Revenues	$222,675	$181,579	$126,138	$26	$530,418
Operating earnings	943	16,984	19,715	(5,408)	32,234

2009
Revenues	$155,984	$174,757	$120,305	$34	$451,080
Operating (loss) earnings	(4,338)	14,720	21,457	(3,696)	28,143

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Nine months ended September 30

2010
Revenues	$593,903	$497,602	$342,569	$107	$1,434,181
Operating earnings	6,806	38,481	45,254	(14,468)	76,073

2009
Revenues	$417,043	$489,271	$331,020	$99	$1,237,433
Operating (loss) earnings	(62,827)	37,403	53,351	(8,628)	19,299

GEOGRAPHIC INFORMATION
	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2010
Revenues	$380,523	$60,763	$39,179	$49,953	$530,418
Total long-lived assets	471,542	54,061	47,614	40,735	613,952

2009
Revenues	$342,420	$45,432	$29,979	$33,249	$451,080
Total long-lived assets	423,555	58,182	49,188	46,701	577,626

	United States	Canada	Australia	Other	Consolidated

Nine months ended September 30

2010
Revenues	$1,033,976	$170,872	$104,712	$124,621	$1,434,181

2009
Revenues	$951,762	$126,196	$72,874	$86,601	$1,237,433

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(in US dollars)
October 29, 2010

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the nine month period ended September 30, 2010 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2009.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA").  Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  This MD&A provides information for the nine month period ended September 30, 2010 and up to and including October 29, 2010.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

The operating results for our third quarter ended September 30, 2010 reflected significant increases in consolidated revenues and profitability, most notably through strong improvements in brokerage activity at our Commercial Real Estate (“CRE”) segment relative to the third quarter of 2009.

In April 2010, we acquired the Colliers International business operating in Chicago.  This acquisition establishes a regional hub for the US Midwest, and is expected to strengthen our US operations by increasing our capability to serve regional and national clients.  The acquired business generated approximately $30 million of revenues in the year prior to acquisition.  In July 2010, we announced the acquisition of Goodstein Management of New York City, which is complementary to our existing Residential Property Management operations in Manhattan and the surrounding boroughs.  The acquired business generated revenues of approximately $7 million in the year prior to acquisition.  In September 2010, we announced the acquisition of Condominium First Management of Calgary, Alberta, our first Residential Property Management operation outside the United States.  The acquired business generated revenues of approximately $7 million in the year prior to acquisition. We also completed two other smaller acquisitions during the nine month period ended September 30, 2010.

We are the largest member of Colliers International, a global commercial real estate services organization operating under a common brand. In January 2010, the members of Colliers International voted to align the governance structure of the organization with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. Gaining control over the brand was a significant strategic step that is expected to result in a more consistent brand identity around the world and in our clients receiving more consistent service delivery across markets.

Results of operations - three months ended September 30, 2010

Revenues for our third quarter were $530.4 million, 18% higher than the comparable prior year quarter.  Acquisitions contributed 3% to revenues, while the positive impact of foreign exchange relative to the US dollar increased revenues by 2%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 13%.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $45.7 million versus $43.5 million reported in the prior year quarter.  Our Adjusted EBITDA margin was 8.6% of revenues versus 9.6% of revenues in the prior year quarter, primarily as a result of increases in costs at our Property Services foreclosure services operations due to increases in scope on client projects as well as an increase in corporate expenses.  The operating earnings for the quarter were $32.2 million, up from $28.1 million in the prior year period.  Operating earnings margin was 6.1% versus 6.2% in the prior year quarter.

Depreciation and amortization expense totalled $11.6 million for the quarter relative to $12.1 million for the prior year quarter.  Amortization of intangible assets decreased on account of assets being fully amortized, while depreciation was the same as in the prior year period.

Net interest expense was $4.5 million versus $2.9 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 5.9%, up from 4.3% in the prior year quarter due to the issuance of $77 million of 6.5% convertible unsecured subordinated debentures (“Convertible Debentures”) in November 2009, and a corresponding repayment of floating rate borrowings under our revolving credit facility.  The increase in interest expense was primarily attributable to the increase in the average interest rate.

The consolidated income tax rate for the quarter was 47%, relative to 42% of income before income tax and non-controlling interest in the prior year quarter. The current period rate, as well as the prior period rate, were impacted by valuation allowances with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below).

Net earnings from continuing operations for the quarter were $14.4 million, versus $16.7 million in the prior year quarter.  The decrease was attributable to improvements in operating earnings, more than offset by increased interest expense as described above and a reduction of other income.  Other income included a gain on sale of securities in the prior period as opposed to a loss from equity method investees in the current period, resulting in a variance of $4.3 million.

Our Commercial Real Estate segment generated $222.7 million of revenues during the third quarter, an increase of 43%, which included a 4% increase related to foreign currency exchange rate fluctuations relative to the US dollar and a 7% increase related to recent acquisitions. Internal revenue growth measured in local currency was 32%, and was comprised primarily of increased brokerage activity.  Regionally, North America internal revenues were up 40% (37% on a local currency basis), Asia Pacific internal revenues were up 38% (31% on a local currency basis) and Central Europe & Latin America internal revenues were down 11% (down 6% on a local currency basis). Second quarter Adjusted EBITDA was $8.8 million, versus $3.8 million in the year-ago period. The increase was attributable to operating leverage from higher revenues and savings from cost containment efforts undertaken during 2009, offset by $2.0 million of Colliers International re-branding costs incurred during the current quarter to achieve consistency in the global brand identity.

The Residential Property Management segment reported revenues of $181.6 million for the third quarter, up 4% versus the prior year quarter.  Excluding the impact of recently completed acquisitions, internal revenues were up 1%.  Internal revenues from property management increased 3%, offset by a decline in landscaping revenues.  Adjusted EBITDA was $19.4 million relative to $17.6 million in the prior year quarter.

Third quarter Property Services revenues were $126.1 million, up 5% relative to the prior year period, with increases in revenues at both our franchise systems and our foreclosure services business.  Adjusted EBITDA for the quarter was $22.2 million versus $24.2 million in the prior year period.  The decline was the result of increases in the scope of client engagements as well as changes in revenue mix at our foreclosure services operations.

Corporate costs were $5.4 million for the quarter, relative to $3.6 million in the prior year period.  The current period’s results were impacted by higher performance-based compensation accruals and the negative effect of foreign currency translation of Canadian dollar-denominated expenses.

Results of operations - nine months ended September 30, 2010

Revenues for the nine months ended September 30, 2010 were $1.43 billion, 16% higher than the comparable prior year period.  Acquisitions contributed 2% to revenues, while the positive impact of foreign exchange relative to the

US dollar increased revenues by 3%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 11%.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $110.3 million versus $97.1 million reported in the comparable prior year period.  Our Adjusted EBITDA margin was 7.7% of revenues versus 7.8% of revenues in the prior year period, primarily due to the return to profitability of the CRE segment, offset by higher corporate costs and a margin decline in the Property Services segment.  The operating earnings for the period were $76.1 million, up from $19.3 million in the prior year period, which was primarily attributable to a goodwill impairment charge in the CRE segment and a return to profitability in the CRE segment.  Our operating earnings margin was 5.3% versus 1.6% in the prior year period.

We recorded depreciation and amortization expense of $35.2 million for the nine month period, including $0.3 million of incremental amortization related to recent acquisitions, relative to $35.7 million for the prior year period, which included a $1.5 million long lived asset impairment charge in the CRE segment.

We recorded a goodwill impairment charge in the amount of $29.6 million during the quarter ended March 31, 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions in our CRE operations.  In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the CRE segment driven by adverse economic conditions, sharply reduced brokerage activity and a resulting decline in estimated future discounted cash flows in each of these reporting units.  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

Net interest expense was $13.2 million versus $8.6 million recorded in the prior year period.  The average interest rate on debt during the period was 5.8%, up from 4.7% in the prior year period due to the issuance of $77 million of Convertible Debentures in November 2009, and a corresponding repayment of floating rate borrowings under our revolving credit facility.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $214.5 million versus $221.4 million a year ago.

Our consolidated income tax rate was 40%, versus 205% of the income before income tax and non-controlling interest in the prior year to date period.  The current period’s rate was impacted by a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below) partially offset by: (i) the resolution of uncertain tax positions initially recognized on the acquisition of a business and (ii) a gain on settlement of a contingent liability initially recognized on the acquisition of a business, which amounted to $4.5 million and was not taxable.  The tax rate in the prior year period was affected by a valuation allowance as well as a goodwill impairment charge which was not tax deductible.

Net earnings from continuing operations for the nine month period were $35.7 million, versus a loss of $16.0 million in the prior year period.  The change was primarily attributable to the goodwill impairment charge recognized during the prior year period, as well as an improvement in operating results in the current period.

The Commercial Real Estate segment reported revenues of $593.9 million during the nine months ended September 30, 2010, an increase of 42% relative to the prior year period.  Of the revenue growth, 8% was attributable to favorable changes in foreign exchange rates, 5% was attributable to recent acquisitions, and 29% was attributable to internal growth.  Internal growth was comprised primarily of increased brokerage activity, but also included gains in property management, appraisal and project management.  Regionally, North America internal revenues were up 36% (30% on a local currency basis), Asia Pacific internal revenues were up 51% (37% on a local currency basis), and Central Europe & Latin America revenues were down 1% (flat on a local currency basis).  Adjusted EBITDA for the period was $22.7 million, versus a loss of $5.7 million in the year-ago period, with the increase attributable to higher revenues and savings from cost containment efforts undertaken during 2009.

Our Residential Property Management segment reported revenues of $497.6 million for the nine month period, up 2% over the prior year period.  After considering recently completed acquisitions, internal revenues were flat.  Decisions by some clients to defer or cancel discretionary spending caused a decline in ancillary service revenues including landscaping and swimming pool restoration.  This was largely offset by an increase in contractual property management revenues.  Adjusted EBITDA was $47.6 million relative to $46.1 million in the prior year period.

For the nine month period, Property Services revenues were $342.6 million, an increase of 4% over the prior year period.  The revenue increase was attributable equally to the segment’s consumer-oriented franchise operations, and our property preservation and foreclosure services operations.  Adjusted EBITDA for the period was $52.3 million versus $60.4 million in the one year ago period as a result of significant operating leverage from a surge in new client activity in early 2009, as well as additional costs from increases in the scope of client engagements in the current year, at our foreclosure services operations.

Corporate costs for the nine month period were $14.4 million, relative to $8.4 million in the prior year period.  The current period’s results were impacted by higher performance-based compensation accruals and the negative effect of foreign currency translation of Canadian dollar-denominated expenses.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2010
Revenues	$402,391	$501,372	$530,418
Operating earnings	12,132	31,707	32,234
Net earnings (loss) per common share:
Basic	(0.02)	0.08	0.18
Diluted	(0.02)	0.08	0.18

YEAR ENDED DECEMBER 31, 2009
Revenues	$361,009	$425,344	$451,080	$465,789
Operating earnings (loss)	(34,273)	25,429	28,143	18,882
Net earnings (loss) per common share:
Basic	(1.65)	(0.07)	0.16	(0.32)
Diluted	(1.65)	(0.07)	0.16	(0.32)

YEAR ENDED DECEMBER 31, 2008
Revenues				$417,860
Operating earnings				12,410
Net earnings (loss) per common share:
Basic				(1.36)
Diluted				(1.36)

OTHER DATA
Adjusted EBITDA - 2010	$20,066	$44,578	$45,668
Adjusted EBITDA - 2009	12,419	41,183	43,511	$35,954
Adjusted EBITDA - 2008				29,797

Deferred income tax valuation allowance

We have incurred net operating losses for tax purposes in our CRE operations during the past three years.  The accounting impact of such losses is the recognition of deferred tax assets representing the future benefit of the tax loss carry-forwards.  As a result of uncertainty surrounding the realization of the benefit of the tax loss carry-forwards, a valuation allowance was recognized against the deferred income tax assets.  During the nine months ended September 30, 2010, we recognized a valuation allowance, and corresponding additional income tax expense, in the amount of $13.3 million (2009 - $18.5 million).  The total valuation allowance as of September 30, 2010 was $47.5 million (December 31, 2009 - $34.2 million).  The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our North American CRE operations.  The operating losses have a remaining statutory carry-forward period of 17 to 20 years.

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The CRE segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 25% of annual consolidated revenues.

The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “Adjusted EBITDA” “and “Adjusted diluted net earnings per common share from continuing operations,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings (loss) from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; (vii) stock-based compensation expense; and (vii) cost containment expense.  We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets.  We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations.  We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry.  This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of net earnings (loss) from continuing operations to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2010	2009	2010	2009

Net earnings (loss) from continuing operations	$14,366	$16,678	$35,677	$(15,990)
Income tax	12,491	12,036	23,452	31,220
Other expense (income)	836	(3,499)	3,748	(4,553)
Interest expense, net	4,541	2,928	13,196	8,622
Operating earnings	32,234	28,143	76,073	19,299
Depreciation and amortization	11,642	12,077	35,240	35,694
Goodwill impairment charge	-	-	-	29,583
Acquisition-related items	1,131	-	(3,080)	-
Stock-based compensation expense	661	1,525	2,079	4,696
Cost containment	-	1,766	-	7,841
Adjusted EBITDA	$45,668	$43,511	$110,312	$97,113

Adjusted diluted net earnings per common share from continuing operations is defined as diluted net earnings (loss) per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment recognized in connection with the accounting standards on non-controlling interests (“NCI”); (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) acquisition-related items; (v) stock-based compensation expense; (vi) cost containment expense; (vii) realized gain on available-for-sale securities; and (viii) deferred income tax valuation allowances related to tax loss carry-forwards.  We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period.  Adjusted diluted net earnings per common share from continuing operations is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP.  Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings from continuing operations and of diluted net earnings (loss) per common share from continuing operations to adjusted diluted net earnings per common share from continuing operations appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2010	2009	2010	2009

Net earnings (loss) attributable to common shareholders	$5,370	$4,793	$7,138	$(45,604)
Non-controlling interest redemption increment	2,643	6,940	8,863	17,787
Company share of net loss from discontinued				-
operations, net of tax	-	19	-	2,973
Acquisition-related items	1,131	-	(3,080)	-
Amortization of intangible assets	4,510	4,949	14,519	16,202
Goodwill impairment charge	-	-	-	29,583
Stock-based compensation expense	661	1,525	2,079	4,696
Cost containment	-	1,766	-	7,841
Realized gain on available-for-sale securities	-	(3,545)	-	(4,488)
Income tax on adjustments	(1,806)	(1,534)	(5,759)	(8,187)
Deferred income tax valuation allowance	6,792	3,563	13,262	18,521
Non-controlling interest on adjustments	(712)	(672)	411	(5,381)
Adjusted net earnings from continuing operations	$18,589	$17,804	$37,433	$33,943

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2010	2009	2010	2009
Net earnings (loss) per common share from continuing
operations	$0.18	$0.16	$0.24	$(1.45)
Non-controlling interest redemption increment	0.09	0.24	0.29	0.60
Acquisition-related items	0.03	-	(0.04)	-
Amortization of intangible assets, net of tax	0.09	0.10	0.29	0.33
Goodwill impairment charge	-	-	-	0.93
Stock-based compensation expense, net of tax	0.01	0.03	0.04	0.09
Cost containment, net of tax	-	0.04	-	0.17
Realized gain on available-for-sale securities	-	(0.08)	-	(0.10)
Deferred income tax valuation allowance	0.21	0.11	0.41	0.58
Adjusted diluted net earnings per common share
from continuing operations	$0.61	$0.60	$1.23	$1.15

We believe that the presentation of Adjusted EBITDA and Adjusted diluted net earnings per common share from continuing operations, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry.  We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company.  Adjusted EBITDA and Adjusted diluted net earnings per common share from continuing operations are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2010 was $60.4 million, versus $26.1 million in the prior year period ($25.4 million excluding discontinued operations).  The increase in operating cash flow from continuing operations of $35.0 million was attributable to improvements in earnings and the net working capital position.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at September 30, 2010 was $214.5 million, versus $213.2 million at December 31, 2009.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted primarily from purchases of fixed assets, purchases of non-controlling interests and business acquisitions.  We are in compliance with the covenants within our financing agreements as at September 30, 2010 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $130.0 million of available un-drawn credit as of September 30, 2010, and a further $50.0 million available under an accordion provision subject to lender approval.

In May 2010, we terminated two interest rate swap agreements to exchange the fixed interest rate on the Company’s $100 million 5.44% senior notes for a floating rate based on LIBOR plus a spread, for cash proceeds of $0.7 million.  The interest rate swaps were being accounted for as fair value hedges.  The gain of $0.7 million on the disposal is being amortized to earnings over the remaining term of the senior notes.  We had no interest rate swaps in place as of September 30, 2010.

For the nine months ended September 30, 2010, capital expenditures were $23.2 million.  Significant purchases included information technology systems in the CRE segment.  Based on our current operations, capital expenditures for the year ending December 31, 2010 are expected to be approximately $32.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $45.6 million as at September 30, 2010 ($23.4 million as at December 31, 2009) assuming all contingencies are satisfied and payment is due in full.  On pre-January 1, 2009 acquisitions, the amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable and is recorded as additional costs of the acquired businesses. On post-December 31, 2008 acquisitions, the contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to December 2013.  We estimate that, based on current operating results, approximately 55% of the contingent consideration outstanding as of September 30, 2010 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2010:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$229,794	$38,945	$124,388	$65,028	$1,433
Convertible debentures	77,000	-	-	77,000	-
Capital lease obligations	2,622	1,519	1,031	68	4
Operating leases	203,707	50,907	83,286	42,723	26,791

Total contractual obligations	$513,123	$91,371	$208,705	$184,819	$28,228

At September 30, 2010, we had commercial commitments totaling $13.6 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 6.2%.

Non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2010	2009

Commercial Real Estate	$29,355	$22,174
Residential Property Management	60,336	66,621
Property Services	59,489	67,992
	$149,180	$156,787

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at September 30, 2010, the NCI recorded on the balance sheet was $168.9 million.  The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 13, 19 and 20 to the December 31, 2009 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.  These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.  Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee.  There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2009.

Recently adopted accounting standards

On January 1, 2010, we adopted new accounting standards for variable interest entities. The new guidance amends the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

Impact of IFRS

On January 1, 2011, many Canadian companies will be required to adopt International Financial Reporting Standards (“IFRS”).  In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP.  Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, is not adopting IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding $77.0 million principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description Of The Securities Being

Distributed” contained in the Company’s prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,926,880 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares.  In addition, as at the date hereof: (a) 1,916,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions.  On April 14, 2010, the Company’s shareholders approved an amendment to the Company stock option plan increasing the total number of Subordinate Voting Shares available for future grants under the plan by 800,000, bringing the total availability to 825,750.  During the nine month period ended September 30, 2010, the Company did not repurchase any Subordinate Voting Shares or Preferred Shares under its Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2010 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.